Exhibit 99.2
PRESS RELEASE

Signature of a Partnership Agreement for a Nuclear Power Plant Project
in the United Arab Emirates
Paris, January 14, 2008 — TOTAL, SUEZ and AREVA have signed a partnership agreement to submit a nuclear power plant project to the authorities of the United Arab Emirates. Local partners will take part in the project.
TOTAL, SUEZ and AREVA intend to submit a proposal for an integrated nuclear power generation solution comprising two 1600 MW EPRs and fuel cycle products and services.
TOTAL would provide its proven expertise in managing complex major industrial projects in close collaboration with local authorities and business, acquired through its long-established presence in the United Arab Emirates and, more generally, the Middle East.
SUEZ would contribute its expertise as a nuclear power plant operator, gained from designing and building nuclear power plants in Belgium that it has now operated for more than 30 years with a top-tier safety and availability record.
TOTAL and SUEZ are already partners in power generation and desalination in the United Arab Emirates, through the Taweelah plant, which produces around 20% of the electricity in Abu Dhabi.
Integrated on the whole nuclear cycle, AREVA would contribute its know-how covering nuclear islands and the complete fuel chain.
Press Contacts :
TOTAL — Patricia Marie : +33 1 47 44 45 90
SUEZ — Catherine Guillon : + 33 1 40 06 66 68
AREVA — Julien Duperray : +33 1 34 96 11 47
*******
TOTAL is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. TOTAL is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
*******
SUEZ, an international industrial and services Group, designs sustainable and innovative solutions for the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 140,000 people worldwide and achieved revenues of EUR44.3 billion in 2006, 89% of which were generated in Europe and in North America. www.suez.com
*******
With manufacturing facilities in 41 countries and a sales network in more than 100 countries, AREVA offers customers reliable technological solutions for CO2-free power generation and electricity transmission and distribution. We are the world leader in nuclear power and the only company to cover all industrial activities in this field. Our 61.000 employees are committed to continuous improvement on a daily basis, making sustainable development the focal point of the group’s industrial strategy. AREVA’s businesses help meet the 21st century’s greatest challenges: making energy available to all, protecting the planet, and acting responsibly towards future generations. www.areva.com